SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                                Photoworks, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    71940B208
            --------------------------------------------------------
                                 (CUSIP Number)


                                  John P. Zinn
                                  Matinicus LP
                               51 West 95th Street
                               New York, NY 10025
                                 (207) 781-8299
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                           to Receive Notices and Communications)


                                  July 27, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

         * The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 71940B208
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Matinicus LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware
--------------------------------------------------------------------------------
   Number of                    7    SOLE VOTING POWER           4,512,437
 Shares Bene-                   ------------------------------------------------
   ficially                     8    SHARED VOTING POWER         0
   Owned by                     ------------------------------------------------
  Reporting                     9    SOLE DISPOSITIVE POWER      4,512,437
 Person With                    ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,512,437
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

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

 Item 1. Security and Issuer.

         The class of securities to which this statement relates is Common Stock, $0.01 par value (the "Photoworks Common"), of Photoworks, Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1260 16th Avenue West, Seattle, Washington 98119.

Item 2.  Identity and Background.

         Names of Person Filing:

         (a) This statement is filed on behalf of Matinicus LP as an initial statement on Schedule 13D (the "Reporting Party"). The general partner of the Reporting Party is Matinicus Capital Management LLC, a Delaware limited liability company having the same address as the Reporting Party (the "General Partner"). The manager of the General Partner is HZ Partners LLC, a Delaware limited liability company (the "Manager"). Actions of the Manager are made by majority vote of its two managers, Edward Holl, a German citizen, and John P. Zinn, a United States citizen.

         (b) The business address of the Reporting Party is 51 West 95th Street, New York, New York 10025.

         (c) The Reporting Party's principal business is as an investment company.

         (d) No director or officer of the Reporting Party or manager of the Manager has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No director or officer of the Reporting Party or manager of the Manager has, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Party is a Delaware limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Party acquired its shares of Photoworks Common in connection with the conversion of certain debentures and the issuance of certain warrants to purchase Photoworks Common that took place in a recapitalization of the Issuer that closed on July 27, 2005.

Item 4.  Purpose of Transaction.

         The Reporting Party has acquired the Photoworks Common beneficially owned by it for investment purposes. Except as indicated in this Schedule 13D, the Reporting Party currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the above date, the Reporting Party beneficially owns 4,512,437 shares, or 22.3%, of the Photoworks Common, of which 409,436 shares are comprised of currently unexercised warrants to purchase Photoworks Common.

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

         (b) The Reporting Party holds the power to vote or to direct the vote and to dispose or to direct the disposition of all shares beneficially owned by it.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         All or a portion of the shares of Photoworks Common described hereunder have the benefit of registration rights and other stockholder rights filed by the Issuer in connection with its recent recapitalization.

         Except as indicated in this Schedule 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Party and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits:

         None.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 14, 2005            MATINICUS LP

                                       By:  Matinicus Capital Management LLC,
                                            its general partner

                                       By:  HZ Partners, LLC, its manager

                                       By:  /s/ JOHN P. ZINN
                                           -------------------------------------
                                           Name: John P. Zinn
                                           Title: Manager


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